Contact

www.linkedin.com/in/joyehoover (LinkedIn)

Top Skills

Relationship Building
Motivational Speaking
Conference Speaking

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Honors-Awards

Women Inspiring Nevada 2021
Ruby Award
Champion of Justice Through Service
Jameson Fellow
Legacy Ambassador

Publications

http://tedxtalks.ted.com/video/Changing-the-world-one-cupcake

Joy Hoover

Women’s Safety Activist, Social Impact Entrepreneur, Inventor, Public Speaker, Coach & Consultant
Las Vegas, Nevada, United States

Summary

Currently building the first smart cosmetics to fight drug facilitated sexual assault (DFSA) and violence.

Meet Joy Hoover, an unstoppable force of strategic innovation and powerful brand building. She's not your average thought partner, consultant, and speaker – she's the life of the digital, on-air, and in-person party! With 14 years of experience in safety activism, Joy is your go-to champion for social justice, creating systemic change while cultivating essential resources and safe spaces of belonging.

Joy is the mastermind behind three nationally acclaimed social impact startups, was recently nominated for the Vegas Top Tech Awards, and won the Entrepreneur of the Year award at the 2022 Iconic Women of Distinction Awards. She’s a collector of accolades, having been celebrated as Vegas Inc's Women Inspiring Nevada in 2021, the proud recipient of the Soroptimist International of Las Vegas 2020 Ruby Award, and honored with the Clark County Law Foundation's 2019 Champion of Justice Through Service.

Joy has also been turning heads globally with features in hundreds of print and media articles. NPR, LA Times, Huffington Post, Vice, Yahoo Finance, Cosmetics Design, and The Street have all shared parts of Joy’s inspiring message. And as an accomplished public speaker, Joy shares with audiences from cozy gatherings of 50 to stadium-sized crowds of 10,000. Her speaking engagements include some amazing companies like: Lululemon, Rimini Street, TEDx, Hard Rock, the City of Las Vegas, and Zappos.

Joy's personal life is as vibrant as her professional journey. Joy and her husband Phil just celebrated 18 years of marriage, 15 years of entrepreneurship, and 11 years of therapy (because, let's face it, we all need it). Joy and Phil are on a mission to make the world a safer place and they're not just talking about it, they're linking

arms with their community and knocking down barriers. Their latest endeavor, 'Esōes Cosmetics,' is gaining massive notoriety as the first-ever patented personal safety cosmetics line. These products combine beauty, science, and technology to fight the epidemic of drug-facilitated sexual assault and violence.

So, whether she's leading a movement of change, creating impact from the stage, or revolutionizing the cosmetics industry, Joy Hoover is the epitome of passion, purpose, and pure, unadulterated fun. She's not only a trailblazer; she's a human who gives a sh*t!

Experience

Esōes Cosmetics
Inventor, Founder, & CEO
October 2021 - Present (2 years 3 months)
Las Vegas Metropolitan Area

Currently building the first smart cosmetics to protect and support women from drug facilitated sexual assault (DFSA) and violence.

Esōes Cosmetics (pronounced SOS) is a Patent Pending Social Enterprise working to end sexual and gender-based violence through innovative cosmetics.

We treat consent like we treat our lip color: If it's not a hell yes, it's a no.

Joyhoover.com
Public Speaker, Consultant, Coach
August 2019 - Present (4 years 5 months)

Local For All
Founder and CEO
February 2018 - July 2021 (3 years 6 months)
Las Vegas Metropolitan Area

A visionary entrepreneur and dynamic problem solver creating innovative solutions to expand The Cupcake Girls mission and its immense need for a safe and inclusive space was the beginning of Local For All. A Holistic Resource Center, Social Impact Food Hall, and Rooftop Event Space, Local For All was created to diversify income opportunities and create additional sustainability.

The Cupcake Girls

Founder, CEO & President

February 2011 - July 2021 (10 years 6 months)

3110 S. Valley View Blvd. Suite 201 Las Vegas, NV

From inception to succession, The Cupcake Girls was built into a national nonprofit, scaling and sustaining for over ten years to provide life-saving support and resources to people in the adult industry and aftercare to those affected by domestic sex trafficking.

Education

Paul Mitchell The School Las Vegas

Cosmetology Degree, Hair and Make-up · (2010 - 2012)

The Art Institute of California-Hollywood

Fashion/Apparel Design · (2007 - 2009)

Grand Rapids Community College

Fashion Merchandising · (2005 - 2007)